Exhibit 99.1

Dehaier Medical Systems Showcases its Wearable Sleep Respiratory Solution at Jiangxi Sleep and Health Forum

BEIJING, January 22, 2015 -- Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier" or the "Company"), which develops, markets and sells medical devices and wearable sleep respiratory products in China, today announced that representatives from the Company recently participated in the Jiangxi Province Sleep and Health Forum (the “Jiangxi Sleep Forum”) to promote the Company’s wearable sleep respiratory product and solution.

Hosted by the Jiangxi Science and Technology Association and the Jiangxi Sleep Medical Association, the Jiangxi Sleep Forum brought together over 100 attendees from leading hospitals, businesses, government, and academia to discuss the latest advances in respiratory care and sleep medicine, including obstructive sleep apnea syndrome (OSAS) diagnosis and treatment. The Company’s wearable sleep respiratory solution systems were featured at the Jiangxi Sleep Forum and garnered positive reviews from attending sleep experts from leading hospitals including the Departments of Neurology and Cardiology of the Second Affiliated Hospital of Nanchang University (SAHNU) and the Affiliated Hospital of Jiujiang College.

According to epidemiological statistics, approximately 25% of people aged 40 years and over suffer from OSAS in China, and over 5% of people aged 40 years and over suffer from severe OSAS symptoms. Patients with cardiovascular and cerebrovascular diseases have a particularly high rate of OSAS, which can be as high as 70-80% for patients with refractory hypertension and cerebral stroke. Conversely, the rate of hypertension for patients with severe OSAS symptoms is 60 times higher than that for people without OSAS. As hypertension can also lead to heart diseases and cerebral stroke, OSAS, hypertension, cerebral stroke and heart diseases can create a vicious circle that exacerbates symptoms of these diseases. China has approximately 50 million people with OSAS symptoms, making China one of the world’s largest OSAS markets.

Ms. Reyna Dong, Marketing Director of Dehaier's Sleep Respiratory Products Division stated, “As we continue to heighten our sales and marketing efforts with significant investments in expansion of direct sales representatives and third-party agents, we also view conferences and forums as important venues to raise the awareness for our innovative sleep respiratory solution systems among respiratory care and sleep professionals whose academic authority and influence can facilitate our market development. We view the Jiangxi market as one of the key regions for our sleep respiratory business. While we already cooperate with SAHNU for a pilot sleep screening program for cerebral strokes, we believe the Jiangxi Sleep Forum provides us with an important venue to showcase our wearable sleep respiratory product systems and help to accelerate our penetration of the Jiangxi market.”

Ms. Dong continued, “China’s wearable medical devices market is projected to reach RMB 5.0 billion by 2017 with chronic disease care and diagnosis to grow the fastest and to account for approximately 80% of the market by 2017. This favorable market trend gives us a significant tailwind for our sleep respiratory business in years to come.”

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, marketing and sale of medical products, including medical devices and wearable sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier's technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Dehaier Medical Systems Limited

Janice Wang

+86 10-5166-0080

investors@dehaier.com.cn

Weitian Investor Relations

Tina Xiao

+1-917-609-0333

Tina.xiao@weitian-ir.com